U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  Statement of Changes in Beneficial Ownership

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940


___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.       Name and Address of Reporting Person

         Steven C. Ramsey
         3130 Gateway Drive
         P. O. Box 5625
         Norcross, GA 30091-5625

2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc. / BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Statement for Month/Year

         7/02

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

                  Director
         X        Officer (give title below)
                  10% Owner
                  Other (specify below)

         Chief Financial Officer

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $.10 par value

2.       Transaction Date (Month/Day/Year)

               A.        7/19/2002
               B.        7/22/2002
               C.        7/25/2002
               D.        7/26/2002
               E.        7/26/2002
               F.        7/29/2002
               G.        7/31/2002
               H.        7/19/2002
               I.        7/19/2002
               J.        7/19/2002
               K.        7/19/2002
               L.        7/19/2002
               M.        7/22/2002
               N.        7/22/2002
               O.        7/22/2002
               P.        7/25/2002
               Q.        7/25/2002
               R.        7/25/2002
               S.        7/25/2002
               T.        7/25/2002
               U.        7/25/2002
               V.        7/25/2002
               W.        7/25/2002
               X.        7/26/2002
               Y.        7/26/2002
               Z.        7/26/2002
              AA.        7/26/2002
              BB.        7/26/2002
              CC.        7/29/2002
              DD.        7/31/2002



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3.       Transaction Code (Instr. 8)

               A.         T
               B.         T
               C.         T
               D.         T
               E.         T
               F.         T
               G.         T
               H.         T
               I.         T
               J.         T
               K.         T
               L.         T
               M.         T
               N.         T
               O.         T
               P.         T
               Q.         T
               R.         T
               S.         T
               T.         T
               U.         T
               V.         T
               W.         T
               X.         T
               Y.         T
               Z.         T
              AA.         T
              BB.         T
              CC.         T
              DD.         T



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4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


                        Amount         (A) or (D)       Price
               A.        2,000              A           9.375
               B.        2,100              A           9.375
               C.       13,000              A           9.375
               D.         150               A           9.375
               E.        1,420              A           9.6875
               F.        4,205              A           9.6875
               G.        1,875              A           9.6875
               H.         500               D           23.45
               I.         500               D           23.47
               J.         700               D           23.48
               K.         100               D           23.54
               L.         200               D           23.90
               M.         500               D           23.11
               N.         500               D           23.12
               O.        1100               D           23.30
               P.        1000               D           24.60
               Q.        2000               D           24.70
               R.        2000               D           24.80
               S.        3500               D           24.55
               T.         500               D           24.56
               U.        1500               D           24.60
               V.         500               D           24.61
               W.        2000               D           24.69
               X.         150               D           26.07
               Y.         420               D           26.10
               Z.         300               D           26.15
              AA.         200               D           26.17
              BB.         500               D           26.18
              CC.        4205               D           27.22
              DD.        1875               D           28.00



5.       Amount of Securities    6.  Ownership Form:    7.  Nature of Indirect
         Beneficially Owned at        Direct (D) or        Beneficial Ownership
         End of Month                  Indirect (I)              (Instr. 4)
         (Instr. 3 and 4)               (Instr. 4)

               5,000                      D




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TABLE II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)

         Stock Option - Right to buy

2.       Conversion or Exercise Price of Derivative Security

               A.      9.375
               B.      9.375
               C.      9.375
               D.      9.375
               E.     9.6875
               F.     9.6875
               G.     9.6875

3.       Transaction Date (Month/Day/Year)


               A.          7/19/2002
               B.          7/22/2002
               C.          7/25/2002
               D.          7/26/2002
               E.          7/26/2002
               F.          7/29/2002
               G.          7/31/2002

4.       Transaction Code (Instr. 8)


               A.        T
               B.        T
               C.        T
               D.        T
               E.        T
               F.        T
               G.        T

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Options as previously reported     45,500

         (A)                        (D)
                                    24,750

6.       Date Exercisable and Expiration Date (Month/Day/Year)

                           Date Exercisable          Expiration Date
         1.  17,250            4/09/01                    4/09/09
         2.    7,500           7/31/00                    7/31/08

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                       Amount or Number of Shares
         NA                                   NA

8.       Price of Derivative Security (Instr. 5)

                  NA

9.       Number  of  Derivative  Securities  Beneficially Owned  at End of Month
         (Instr. 4)

          45,500           (as previously reported)
         (24,750)          derivative securities disposed
         --------
          20,750           Total owned at end of month

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:



/s/ Steven C. Ramsey
Signature of Reporting Person

8/7/02
Date